Mail Stop 3561

 					April 25, 2006



Mr. Henry J. Boucher, Jr.
President
IWT Tesoro Corporation
191 Post Road West, Suite 10
Westport, CT 06880

	Re:	IWT Tesoro Corporation
		Form 8-K Filed April 24, 2006
		File No. 0-31267

Dear Mr. Boucher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02

1. We note your disclosure that the $5.0 million secured convertible note should be accounted for as a derivative instrument. As a convertible note does not in its entirety meet the definition of a derivative under paragraphs 6-9 of SFAS 133, it is unclear to us how you concluded the note should be accounted for as a derivative. Please explain in detail your basis for such accounting, with specific reference to the accounting literature relied upon. If you are accounting for the entire convertible note as a derivative, based on paragraph 16 of SFAS 133, because you cannot reliably measure the embedded conversion feature, explain in detail. Further, in explaining your basis for your accounting, ensure you tell us how the modification to the terms of the note on March 31, 2006 affected such accounting.
   Alternatively, if you intended to state that the conversion feature embedded in the convertible note should be bifurcated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12 of SFAS 133, rather than your current statement that the convertible note should be accounted for as a derivative, please amend your Form 8-K to clarify this point. Whether you concluded the embedded conversion feature should be bifurcated from the host contract or not, please tell us how you arrived at such conclusion with reference to the three criteria in paragraph 12 of SFAS 133. If you determined the conversion feature is not an embedded derivative based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. In this regard, please provide us with a copy of your registration rights agreement and tell us whether you are required to pay liquidated damages to the note holder should a registration default occur. If so, we are particularly interested to understand your analysis under paragraphs 14 through 18 of EITF 00-19.

   Further, we note that you recorded a beneficial conversion feature upon the issuance of the convertible note. Please tell us how your revised accounting for the convertible note will affect this beneficial conversion feature. We may have further comment.

2. According to the cover page of Form 8-K, you concluded on April 16, 2006 that your financial statements for the quarter ended September 30, 2006 should no longer be relied upon; yet, you did not file Form 8-K until April 24, 2006. Please note that Form 8-K should be filed within four days of the triggering event. Refer to SEC Release 33-8400.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


Mr. Boucher
IWT Tesoro Corporation
April 25, 2006
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